June 8, 2005

VIA U.S Mail and Facsimile to )214) 731-9577
Mr. Michael H. McIlvain, President
Golden Chief Resources, Inc.
1711 E. Frankford, #104
Carrollton, TX 75006

Re:	Golden Chief Resources, Inc
	Item 4.01 Form 8-K
      Filed June 6, 2005
	File No. 0-12809

Dear Mr. McIlvain:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please amend your Form 8-K to include all required disclosures identified at Item 304 of Regulation S-B, including the following:

-	Identify the former accounting firm and state whether the
firm
resigned, declined to stand for re-election or was dismissed and the date,

-	State whether the former accountant`s report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles, and also describe the nature of any modification including going concern language,

-	State whether the board of directors, or audit committee,
recommended
or approved the change, and,

-	For the two most recent fiscal years and subsequent interim
period,
through the date of the change, state whether there were any disagreements or reportable events and any additional disclosure required by Item
304(a)(1)(iv) of Regulation S-B in this regard.

2. Provide the former accounting firm with a copy of these revised disclosures and request that it provide a letter addressed to the Commission stating whether it agrees or disagrees with the statements made. File this letter at Exhibit 16 to the amended Form 8-K.
See Item
304(a)(3) of Regulation S-B.

	As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Gabrielle Malits at
(202) 551-
3702.

								Sincerely,



								Jill Davis
								Branch Chief




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Mr. Michael H. McIlvain
Golden Chief Resources, Inc.
June 8, 2005
page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05